Exhibit 12.1

JMP GROUP llc

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, and cumulative effect of a change in accounting principle adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries that did not have fixed charges. Fixed charges consist of interest expense primarily related to borrowings under our credit facility and interest expense incurred on asset-backed securities issued and on our 8.00% Senior Notes due 2023 and our 7.25% Senior Notes due 2021.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges	$1,111,048	$3,276,743	$19,502,969	$18,303,472	$4,751,211
Fixed charges: Interest expense on all indebtedness	$32,788,670	$29,739,548	$23,398,169	$30,110,318	$39,993,216
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges, plus fixed charges (1)	$33,899,718	$33,016,290	$42,901,138	$48,413,790	$44,744,427
Ratio of earnings to fixed charges (1)	1.03x	1.11x	1.83x	1.61x	1.12x

(1)	The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges.